

Scott Strawbridge · 3rd

Founder at Center for Sustainable Healthy Equitable Communities, Inc.

Fort Lauderdale, Florida, United States · 500+ connections ·
Contact info

Center for Sustainable
Healthy Equitable...

Grosse Pointe South

Experience



Founder
Center for Sustainable Healthy Equitable Communities, Inc. · Part-time
Jun 2019 – Present · 1 yr 7 mos
Miami/Fort Lauderdale Area and Detroit Metro Area

We seek fulfilling work at the intersection of Sustainability, Health, and Equity, especially any work that addresses the social determinants of health. Our approach is holistic and the data speaks to our successes. . With a depth of field experience in affordable housing and community redevelopment, cultural and non-profit resource management, and Placemaking, we believe that focus on an inclusive process far improves the probability of a successful outcome.
"If you want to go fast go alone. If you want to go far, go together"



Director of Development and Facilities
Housing Authority of the City of Fort Lauderdale
2008 – Present · 12 yrs

I manage the new development of affordable housing through a variety of public-private partnerships. We primarily build using low-income housing tax credit funding. Over the past eleven years I have overseen the development of over 1200 units of modern affordable housing - all within about a one-mile radius. Our Northwest Gardens Development is one of the first LEED-N ...see more



Chairman of the Board
Bonnet House Museum and Gardens
2005 – 2008 · 3 yrs
Fort Lauderdale Fl

Bonnet House is a "Save Americas Treasures" property. 35 acres of ocean-front property right on the famous Fort Lauderdale "Strip". Bonnet House is owned by the Florida Trust for Historic Preservation. About 60,000 visitors each year come to tour the house and the five pristine eco-systems on the 35 acres. Bonnet House owns 1500 feet of pristine beach front that is use ...see more



President, CEO
Strawbridge Building Contractors
1983 – 2005 · 22 yrs

Education



Grosse Pointe South



Pine Crest School



Project for Public Spaces

Volunteer experience



Advocate
PlacemakingX
Aug 2019 – Present · 1 yr 5 mos
Civil Rights and Social Action

I'm a co-founder of the Placemaking Leadership Council and a zealous nut when it comes to place-based work. We use the "SHE Lens" to analyze community conditions. We use Placemaking interventions to execute improvements and we strongly support this global movement to build healthy, inclusive, beloved communities.

Skills & endorsements

Affordable Housing · 79

 Endorsed by **Liz Wong, who is highly skilled at this**

Grants · 74

 Endorsed by **Laura C. Gambino, MPA, CEcD, who is highly skilled at this**

Program Management · 38

Ralph Amaya and 37 connections have given endorsements for this skill

Show more ⌄